                                                                      Exhibit 10



                         FORM OF REINSURANCE AGREEMENT

                             REINSURANCE AGREEMENT



                                    between



                   COLONIAL LIFE INSURANCE COMPANY OP AMERICA

                           of Parsippany, New Jersey,

             hereinafter referred to as the "Ceding Company," and

                               TABLE OF CONTENTS

ARTICLE                      TITLE                    PAGE
         1  Effective Date                              1.0
         2  Automatic Reinsurance Coverage              2.0
         3  Facultative Reinsurance Coverage            3.0
         4  Procedure                                   4.0
         5  Liability                                   5.0
         6  Plans of Reinsurance                        6.0
         7  Premiums                                    7.0
         8  Reinsurance Conditions                      8.0
         9  Premium Tax Reimbursement and DAC Tax       9.0
        10  Adjustments                                10.0
        11  Reinstatement                              11.0
        12  Payments                                   12.0
        13  Recapture                                  13.0
        14  Administrative Oversights                  14.0
        15  Claims                                     15.0
        16  Misstatement of Age or Sex                 16.0
        17  Insolvency                                 17.0
        18  Inspection of Records                      18.0
        19  Arbitration                                19.0
        20  Parties to the Agreement                   20.0
        21  Duration of Agreement                      21.0
        22  Experience Refund                          22.0
        23  Reserves                                   23.0
        24  Entire Agreement                           24.0
        25  Reports                                    25.0
        26  Execution of the Agreement                 26.0

ARTICLE 1:  EFFECTIVE DATE
--------------------------

This Treaty is an Agreement, effective September 7, 1993, by and between the Ceding Company and the Reinsurer. In consideration of the mutual promises contained herein the parties hereto agree to act in accordance with the provisions of this Agreement.

ARTICLE 2:  AUTOMATIC REINSURANCE COVERAGE
------------------------------------------
1. The Ceding Company agrees to submit for reinsurance with the Reinsurer arid the Reinsurer agrees to accept for reinsurance 25% of the excess over the Ceding Company's limits of retention, as shown in Exhibit A, attached hereto and made a part hereof, of any arid all standard and substandard individually underwritten ordinary life insurance, as set forth in Exhibit B, attached hereto and made a part hereof, which is written by the Ceding Company on any resident of the United States, in accordance with the Ceding Company's normal individual ordinary underwriting rules and practices. Minimum cessions will be $10,000, and maximum total amounts on one life will be equal to 25% of the amounts as set forth in Exhibit A.

    For the purposes of this Agreement and in accordance with the Ceding Company's ordinary underwriting rules, "resident" shall be defined as a person whose primary domicile is the United States for at least 9 months in a 12 consecutive month period, and who is either a U.S. citizen or has been lawfully admitted for permanent residence in the United States. The phrase "lawfully admitted for permanent residence'' means the status of having been lawfully accorded the privilege of residing permanently in the United States and having been issued an alien registration receipt card by the United States Immigration and Naturalization Service of the United States Department of Justice.

    Should the Ceding Company desire to change its issue limits or underwriting guidelines, such changes shall be subject to approval by the Reinsurer.

    Should the Ceding Company elect to participate in another arrangement or other arrangements to secure additional automatic binding capacity, the Reinsurer shall be notified thirty (30) days in advance of such action and reserves the right to modify the binding limits currently set forth in this Agreement.

    It is further provided and agreed that life insurance amounts submitted in accordance with this Article shall not include those constituting a "Jumbo Risk". A "Jumbo Risk" for the purpose of this Agreement is defined as one where the papers of the Ceding Company indicate that the proposed insured's total life insurance inforce and applied for in all companies exceeds the amounts shown in Exhibit A.

2. Automatic reinsurance coverage shall not apply to those situations where the policy has been submitted on a facultative basis.

                                      2.0

3. Automatic reinsurance under this Agreement will include, if mutually agreed upon in writing between the parties and referenced in Exhibit B or elsewhere in this document, any supplementary benefits.

4. The Ceding Company shall at any time have the right to modify its retention limits affecting reinsurance by advance notice in writing mailed to the Reinsurer. The automatic binding limits specified in Exhibit A and referred to in paragraph 1 of this Article shall be amended in writing by the Ceding Company and the Reinsurer.

5. Automatic reinsurance shall not cover special programs, experimental or limited retention programs, or replacement and conversion situations of the Ceding Company unless prior approval has been received from the Reinsurer. For the purposes of this Agreement, these situations are not intended to mean contractual conversions or exchanges or continuations of the original policy for reinsurance purposes.


                                      2.1

ARTICLE 3:  FACULTATIVE REINSURANCE COVERAGE
--------------------------------------------
1. whenever the Ceding Company desires reinsurance on a standard or substandard risk not covered by the automatic provisions of this Agreement as specified in Article 2, or on any application on which the Ceding Company wishes the advice of the Reinsurer, it must submit, and the Reinsurer agrees to consider, such reinsurance on a facultative basis.

2. Facultative reinsurance under this Agreement may include supplementary benefits as mutually agreed upon in writing by the Ceding Company and the Reinsurer.

3. Any and all offers made by the Reinsurer to accept a risk as submitted or to accept a risk under terms and conditions other than as submitted shall, unless otherwise terminated by the Reinsurer, terminate automatically on the earliest of:

    a. The date the Reinsurer receives notice from the Ceding Company of its withdrawal of its application, or

    b. Ninety (90) days from the date the Reinsurer communicates its offer to the Ceding Company.

    The Reinsurer's offer may remain open beyond the ninety day period provided the Ceding Company submits a written request to the Reinsurer for an extension of the offer and the Reinsurer approves such request. If an extension is granted, the Reinsurer's offer shall terminate automatically on the date the extension expires.



                                      3.0

ARTICLE 4:  PROCEDURE
---------------------
1.  Automatic Reinsurance

    The plans covered under this Agreement shall be Self-Administered. Each month, the Ceding Company shall submit to the Reinsurer a statement containing the following information for each policy for which premium payments or adjustments are due, along with the applicable premium payment or adjustment:

     1. Policy number
     2. Issue Date
     3. Insured's Name
     4. Age and date of birth
     5. Sex
     6. Underwriting classification, smoking code, and table rating
     7. Amount of risk for following year, less retention
     8. Premiums due the Reinsurer
     9. Policy Exhibit
    10. Treaty code
    11. Life or health indicator
    12. Coinsurance or YRT indicator
    13. Reinsurer's cession number
    14. Valuation code
    15. Premium duration
    16. Automatic or facultative indicator
    17. State code
    18. Reinsurance premium paid-to date
    19. Face amount of policy
    20. Original amount of reinsurance
    21. Commissions due Chubb

2.  Facultative Reinsurance

    When the Ceding Company desires to apply for facultative reinsurance, the Ceding Company shall send to the Reinsurer copies of the original application, medical examiners' reports, inspection reports, and all other information bearing on the insurability of the risk. Upon receipt of such application, the Reinsurer shall examine the papers and promptly notify the Ceding Company of its decision to either make an offer or reject the risk as submitted, or advise the Ceding Company of additional evidence necessary to underwrite the risk.

    When a policy has been issued and paid for on which reinsurance has been obtained from the Reinsurer, the Ceding Company shall promptly pay reinsurance premiums on such policy on the next monthly statement. Payment of said premium shall constitute acceptance of the Reinsurer's

                                      4.0
facultative offer.

If the reinsurance application on which the Reinsurer has made an offer is not to be placed with the Reinsurer because the original policy has not been paid for or because of some other reason, such offer shall expire in accordance with the terms and conditions specified under Article 3, paragraph 3.

The reporting of facultative business shall be made in the same accord as automatic reinsurance.


                                      4.1

ARTICLE 5:  LIABILITY
---------------------
    1. The liability of the Reinsurer on any reinsurance under this Agreement shall commence simultaneously with the liability of the Ceding Company, except that no liability shall attach to the Reinsurer hereunder with respect to facultative reinsurance prior to acceptance during the lifetime of the insured by the Ceding Company of the Reinsurer's offer. In no event shall the liability of the Reinsurer commence prior to the liability of the Ceding Company. The Reinsurer's liability thereunder shall continue as long as the Ceding Company is liable under the policy, subject to all provisions contained in this agreement, and shall cease when the liability of the Ceding Company ceases.

    2. Whenever the Ceding Company becomes liable for a loss under the terms of a Conditional Receipt or Temporary Insurance Receipt, the Reinsurer shall be liable to the Ceding Company for the amount over the Ceding Company's standard retention as specified in the retention schedule in Exhibit A, but not in excess of the automatic reinsurance limits hereunder, and only if the policy would have qualified for automatic reinsurance hereunder. In order for the Reinsurer to be liable in accordance with the preceding qualifications on any Conditional Receipt or Temporary Insurance Receipt, the Ceding Company must have submitted to the Reinsurer a copy of the application and receipt it intends to use with regard to risks reinsured hereunder and must have received written acknowledgment from the Reinsurer that it intends to be bound on such receipt as herein stated. The Ceding
        Company shall notify the Reinsurer of proposed changes to its Conditional Receipt or Temporary Insurance Receipt or in its practices in issuing Conditional Receipts or Temporary Insurance Receipts. The Reinsurer shall not be liable for such revised Conditional Receipt, Temporary Insurance Receipt or practices unless the Ceding Company has received written acknowledgment from the Reinsurer that it intends to be bound on such revision.

    3. The Reinsurer shall not be liable for a loss incurred by the Ceding Company under the terms of a Conditional Receipt or Temporary Insurance Receipt where the Ceding Company has submitted the policy facultatively to any reinsurer.



                                      5.0

ARTICLE 6:  PLANS OF REINSURANCE
--------------------------------
1.  Life Reinsurance

    Life Reinsurance under this Agreement shall be on the Yearly Renewable Term plan for the amount at risk on the proportion of the original policy
    reinsured in the Reinsurer.   For the purpose of this Agreement the
    reinsured net amount at risk will be calculated as (a) the number of $1000 units of reinsurance, less (b) the reserve per unit, if any, times (c) the number of units reinsured.

    For purposes of the preceeding paragraph, reserve will mean accumulated fund value for interest sensitive or universal life type products, and will mean statutory reserves (excluding deficiency reserves) for all other products.

2.  Supplemental Benefits

    All Supplemental Benefits reinsurance shall be on the Coinsurance plan.

3. Any Supplemental Benefits reinsured hereunder shall be independent of the life reinsurance amount at risk.



                                      6.0

ARTICLE 7:  PREMIUMS
--------------------
1.  Premiums for Life Reinsurance

    The annual premiums for standard and substandard life reinsurance shall be computed on the basis of the amount at risk at the rates shown in Exhibit C attached hereto and made a part hereof. These rates are guaranteed for one year. The Reinsurer guarantees that premium rates shall not exceed the rate determined using the applicable 1980 CSO table at the maximum statutory valuation rate approved in the Reinsurer's state of domicile.

2.  Flat Extra Premiums

    For reinsurance of substandard risks for which a flat extra premium is charged, the Ceding Company shall pay to the Reinsurer the sum of:

    a.  The premiums for the amount at risk as determined in item 1. above, and

    b. The flat extra premium collected by the Ceding Company on the portion of the face amount reinsured in the Reinsurer, less allowances as described in Exhibit C.

3.  Supplemental Benefits

    Premiums for reinsurance of Supplemental Benefits shall be paid during the period that such coverage is inforce at the annual rates as are charged by the Ceding Company under the policy or policies on which reinsurance in the Reinsurer is based, less allowances as described in, Exhibit D. If the Ceding Company decreases the Supplemental Benefits rates subsequent to the effective date of this Agreement, the Reinsurer reserves the right to review the allowances.



                                      7.0

ARTICLE 8:  REINSURANCE CONDITIONS
----------------------------------
1. Upon request, the Ceding Company shall furnish the Reinsurer with any and all specimen copies of its applications, rate books, underwriting requirements, policy and rider forms and any tables of rates and values which may be required for the proper administration of the business reinsured under this Agreement.

2. Each reinsurance cession shall be subject to all applicable general conditions, limitations, exceptions or restrictions contained in the respective policies of the Ceding Company, except, however, that the reinsurance shall provide no loan or cash surrender values.

3. The Ceding Company shall bear the expense of all medical examinations, inspection fees and other charges incurred in connection with the policy, including but not limited to issue, reinstatement, or reentry.



                                      8.0

ARTICLE 9:  PREMIUM TAX REIMBURSEMENT AND DAC TAX
-------------------------------------------------
1.  Premium Taxes

    The Reinsurer is not required to reimburse the Ceding Company for premium taxes the latter may be required to pay with respect to that part of the premiums received under the Ceding Company's policies which is remitted to the Reinsurer as reinsurance premiums.

2.  DAC Tax

    The Ceding Company and the Reinsurer hereby enter into an election under Treasury Regulations Section 1.848-2(g) (8) whereby:

    a. For each taxable year under this Agreement, the party with net positive consideration, as defined in the regulations promulgated under Treasury Code Section 848, will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c) (1);

    b. The Ceding Company and the Reinsurer agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency or as otherwise required by the Internal Revenue Service;

    c. The Ceding Company will submit a schedule to the Reinsurer by May 1 of each year of its calculation of the net consideration for the preceding calendar year. This schedule of calculations will be accompanied by a statement signed by an officer of the Ceding Company stating that the Ceding Company will report such net consideration in its tax return for the preceding calendar year;

    d. The Reinsurer may contest such calculation by providing an alternative calculation to the Ceding Company in writing by June 1st of the same year. If the Reinsurer does not so notify the Ceding Company, the Reinsurer will report the net consideration as determined by the Ceding Company in the Reinsurer's tax return for the previous calendar year;

    e. If the Reinsurer contests the Ceding Company's calculation of the net consideration, the parties will act in good faith to reach an agreement as to the correct amount by July 1st of the same year. If the


                                      9.0

         Ceding Company and the Reinsurer reach agreement on an amount of net consideration, each party shall report such amount in their respective tax returns for the previous calendar year.



                                      9.1

ARTICLE 10:  ADJUSTMENTS
------------------------
1.  Changes

    If any change is made in the plan of the original policy reinsured in the Reinsurer, including but not limited to any change in status caused by the application of a nonforfeiture provision, a corresponding change shall be made in the reinsurance. The Ceding Company shall promptly notify the Reinsurer of any such change with the next monthly statement that is completed. Increases in the face amount of the original policy reinsured hereunder and changes in the underwriting classification of substandard policies for facultative policies shall be subject to prior approval of the Reinsurer.

2.  Reductions and Terminations

    If all or any part of any insurance coverage under any policy upon which reinsurance is based shall be reduced or terminated, the amount of reinsurance carried by the Reinsurer with respect to that coverage, shall be:

    a. in the case of a policy terminating, the reinsurance related to that policy shall be terminated.

    b. in the case of a policy reduction, the ceding company will maintain the retention it possessed prior to the reduction and reduce or terminate the reinsurance depending on the amount of the policy remaining after the reduction.

3.  Conversions or Continuations

    Conversions or continuations will be reinsured by the Reinsurer only if the original policy was reinsured by the Reinsurer. The amount of reinsurance will not exceed the amount of the reinsurance on the original policy with the Reinsurer immediately prior to the conversion or continuation. Premiums and allowances will be determined at the rates covering the new plan at point in scale based on the original policy that is being converted or continued.

    A continuation is defined as a policy not meeting all of the following conditions:

        1)  complete new underwriting
        2)  new suicide clause and incontestible period
        3)  full first year commissions paid.



                                      10.0

ARTICLE 11:  REINSTATEMENT
--------------------------
1. If a policy reinsured automatically under the provisions of Article 2 hereunder lapses and is later approved for reinstatement by the Ceding Company in accordance with its usual and ordinary underwriting standards, reinsurance for the amount reinsured with the Reinsurer at the time of lapse shall be reinstated automatically. The notice of reinstatement shall appear on the monthly statement. Reinsurance shall be effective as of the date of reinstatement.

2. If a policy reinsured facultatively under the provisions of Article 3 lapses, reinstatement of the amount reinsured with the Reinsurer at the time of the
   lapse shall require prior approval by the Reinsurer.   Notice in writing of
   such reinstatement shall be given promptly to the Reinsurer together with copies of the reinstatement papers that are required. Such reinsurance shall become effective as of the date of reinstatement.

3. In the event of a reinstatement in accordance with this Article, the Ceding Company shall pay to the Reinsurer all reinsurance premiums and policy fees in arrears from the reinstatement date. Thereafter, reinsurance premiums shall be payable in accordance with Article 7 and 12.



                                      11.0

ARTICLE 12:  PAYMENTS
---------------------
1. Reinsurance premiums shall be paid on an annual basis. Within thirty days after the close of each calendar month, the Ceding Company shall forward to the Reinsurer its statement of account along with its remittance for the new amount due as shown therein. If the statement shows a balance due the Ceding Company, the Reinsurer shall remit that amount to the Ceding Company within 30 days of receipt of the statement of account.

2. For the purposes of this Agreement, the due date for the Reinsurer's receipt of the statement of account and premiums due is the thirty-first day following the close of any calendar month. The payment of reinsurance premiums in accordance with the provisions herein shall be a condition precedent to the liability of the Reinsurer for reinsurance covered by this Agreement. In the event that reinsurance premiums are not paid as of the thirty-first day following the close of the calendar month in which they fall due, the Reinsurer shall have the right to give the Ceding Company thirty days notice of the Reinsurer' 5 intention to terminate reinsurance on those policies for which reinsurance premiums have not been paid. At the expiration of this thirty-day period the reinsurance shall terminate automatically. Whether or not the Reinsurer exercises its right to terminate the reinsurance as specified in the preceding paragraph, all such outstanding premiums shall be subject to an annual interest charge on the unpaid balance from the due date as specified in this Article to the date of payment, at a rate coincident with the current rate of interest charged by the Reinsurer for delinquent premiums in connection with its individual life insurance policies.

3. If reinsurance is terminated as provided in paragraph 2, and if all reinsurance premiums in default and any additional charge due in accordance with paragraph 2, including such premiums and charges which may become in default during the thirty-day notice period are not paid before the expiration of such period, the Reinsurer shall thereupon be relieved automatically of future liability under all reinsurance on those policies for which premiums and other charges remain unpaid. Reinsurance under cessions for which premiums subsequently fall due will terminate automatically if reinsurance premiums are not paid when due as provided in paragraph 2 of this Article. The reinsurance so terminated may be reinstated at any time within sixty days of the date of termination upon payment of all reinsurance premiums and other charges in arrears; but in the event of such reinstatement, the Reinsurer shall have no liability in connection with any claims incurred between the date of


                                      12.0
   termination  and  the  date  of  reinstatement  of  the reinsurance.

4. The Ceding Company shall continue to be liable to the Reinsurer for all unpaid reinsurance premiums earned by the Reinsurer during the time period reinsurance coverage remains in effect under this Agreement. Such premiums are subject to an annual interest charge as specified in paragraph 2 above.



                                      12.1

ARTICLE 13:  RECAPTURE
----------------------
1. The limits of retention of the Ceding Company are shown in Exhibit A, attached hereto and made a part hereof. The Ceding Company shall at any time have the right to increase its retention limits affecting new reinsurance by advance notice in writing mailed to the Reinsurer. If the Ceding Company reduces its retention limits, such reduction shall not take effect for reinsurance purposes until written approval has been received from the Reinsurer.

2. If the Ceding Company increases its limits of retention as specified in Exhibit A, a corresponding reduction may be made at the option of the Ceding Company in the reinsurance inforce under this Agreement on all lives on which the Ceding Company has maintained its maximum limit of retention for age and mortality rating in effect at the time of issue. A reduction shall not be made in the reinsurance of any policy until such reinsurance has been inforce hereunder at least ten (10) full years.

3. If such reduction in reinsurance is elected and written notice thereof is given to the Reinsurer within ninety days from the effective date of such increase in retention for new issues, then:

    a. All policies or reinsurance issued hereunder and eligible for recapture, as provided in this Article, shall be similarly reduced;

    b. Such reinsurance shall be reduced by an amount in each case as will increase the total insurance to be retained by the Ceding Company to its maximum limit of retention for the age and mortality rating in effect at the time the reinsurance was ceded to the Reinsurer;

    c. If there is reinsurance in other companies on any such life, the reduction of the reinsurance in the Reinsurer shall be that proportion of the total indicated reduction which the reinsurance in the Reinsurer bears to the total reinsurance on that life;

    d. The reduction of reinsurance shall be effective upon the anniversary date next following or the tenth (10th) policy anniversary for those policies which have not been inforce at least ten (10) full years;

    e. If, at the time of recapture, the reinsured is disabled and premiums are being waived under a waiver of monthly deductions benefit, the life reinsurance shall be considered eligible for recapture. However, the waiver


                                      13.0
        of monthly deductions benefit reinsurance shall remain inforce until such time as the policy is returned to a premium paying status, at which time the waiver of monthly deductions benefit reinsurance shall be eligible for recapture.

4. In the event the Ceding Company overlooks any reduction in the amount of reinsurance which should have been made because of an increase in the Ceding Company's limits of retention, the acceptance by the Reinsurer of reinsurance premiums under such circumstances after the effective date of the reduction shall not constitute or determine a liability on the part of the Reinsurer for such reinsurance. The Reinsurer shall be liable only for a refund of premiums so received without interest.



                                      13.1

ARTICLE 14:  ADMINISTRATIVE OVERSIGHTS
--------------------------------------

1. Should either party to this Agreement fail to comply with any of the terms of this Agreement, and if said failure can be shown to be unintentional and a result of an administrative oversight or misunderstanding on the part of either party, then this Agreement shall not be deemed abrogated thereby, but bath parties shall be restored to the position they would have occupied had no such administrative oversight occurred.

2. If the Ceding Company does discover that it did not cede reinsurance on a policy it should have reinsured automatically under this Agreement, the Ceding Company is required to do an audit of its records sufficient to determine if automatic reinsurance was unreported on any other policies.



                                      14.0

ARTICLE 15:  CLAIMS
-------------------
1.  Notice of Claim.

    Immediate notice of any claim submitted on a policy reinsured hereunder shall be given to the Reinsurer after receipt of first information by the Ceding Company. Copies of documents bearing on such claim and coverage shall be furnished to the Reinsurer as requested. In addition, on any claim occurring during the contestable period, the Ceding Company shall furnish copies of the application and underwriting papers. Whenever the amount reinsured by the Reinsurer exceeds the amount retained by the Ceding Company, the Ceding Company shall consult with the Reinsurer prior to conceding any liability or making any settlement with the claimant.

2.  Settlement of Claims.

    Except as otherwise hereinafter provided, the Reinsurer shall accept the good faith decision of the Ceding Company in settling any claim. Upon receipt of the proper proofs and, if requested by the Reinsurer, evidence of the Ceding Company having settled with the claimant, the Reinsurer shall make one lump sum payment of its net reinsurance liability regardless of the method of settlement used by the Ceding Company under its policy or
    policies.   In settlement of reinsurance liability for waiver of monthly deductions benefits, the Reinsurer shall pay the Ceding Company its proportionate share of the gross premium waived annually.

3.  Contested Claims.

    The Ceding Company shall immediately notify the Reinsurer of its intention to contest, compromise or litigate a claim involving the insurance. The Reinsurer shall notify the Ceding Company of its decision to decline to be a party to such contest within fifteen (15) days of the Reinsurer's receipt of all documents requested by the Reinsurer in accordance with this Article.
    In such case, the Reinsurer shall pay the full amount of the reinsurance due the Ceding Company and shall not be liable for future costs of legal and/or investigative expenses incurred subsequent to the date of the Reinsurer's notice of declination.

    When the Reinsurer agrees to participate in a contest, compromise or litigation involving the insurance, the Ceding Company shall give prompt notice of the commencement, or proposed commencement, of any
    legal proceedings  in connection therewith.   Copies  of all documents in
    connection with a lawsuit or notice of intent

                                      15.0
    to file a lawsuit shall be furnished promptly to the Reinsurer. The Reinsurer shall accept the Ceding Company's good faith decisions in litigation, compromises, or contests.

    The Reinsurer shall share in legal or investigative expenses related to such proceedings in the same proportion as its reinsurance liability bears to the Ceding Company's liability.

    If the Ceding Company's contest, compromise or litigation results in a reduction of its liability, the Reinsurer shall share in the reduction in the proportion that the liability of the Reinsurer bore to the amount payable under the terms of the policy on the date of death of the insured.

4.  Claim Expense.

    The Reinsurer shall pay its proportionate share of the following expenses connected with the litigation or settlement of a claim, provided that such expenses are reasonable:

    a. Investigative expenses such as investigatory reports, attending physician's statements, police reports;

    b.  Attorney's fees;

    c. Penalties and interest imposed automatically by statute against the Ceding Company and rising solely out of a judgement rendered against the Ceding Company in a suit for policy benefits reinsured hereunder;

    d. Interest paid to the claimant on death benefit proceeds in accordance with the Ceding Company's practices. Reimbursement of interest in excess of 9%, unless otherwise dictated by local legislation, shall require approval by the Reinsurer.

    The Reinsurer's share of such expenses shall be determined in accordance with the same proportions described in paragraph 3 of this Article.

    The following claim expenses shall not be considered items of "net reinsurance liability", as referenced in paragraph
    2 of this Article, and such expenses shall be paid by the Ceding Company:

    a. Routine administrative expenses, home office or elsewhere, including salaries of employees of the Company.

                                      15.1

    b. Expenses incurred in connection with any dispute or contest arising out of conflict in claims of entitlement to policy proceeds or benefits which the Ceding Company admits are payable.

5.  Extra Contractual Damages.

    The Reinsurer shall not be liable, nor shall any amounts be paid  under this Agreement or otherwise, for any extra-contractual damages, including but not limited to consequential, compensatory, exemplary or punitive damages awarded against the Ceding Company or the Ceding Company voluntarily pays in settlement of a dispute or claim, where the damages actually awarded are the direct or indirect result of any act, omission or course of conduct undertaken by the Ceding Company, its agents or representatives in connection with any aspect of the insurance reinsured
    under the Agreement.   The Reinsurer recognizes that special circumstances
    may arise under which the Reinsurer, in equity, should participate to the extent permitted by law in certain assessed damages. These circumstances are difficult to define in advance but could include those situations in which the Reinsurer was an active party in the act, omission or course of conduct which directly results in the assessment of such damages. The extent of such participation is dependent upon a good-faith assessment of the relative culpability in each case; but all factors being equal, the division of any such assessment would generally be in the proportion of the net liability accepted by each party.



                                      15.2

ARTICLE 16:  MISSTATEMENT OF AGE OR SEX
---------------------------------------

In the event of an increase or reduction in the amount of original insurance under any policy reinsured hereunder because of an overstatement or understatement of age or misstatement of sex established after the death of the insured, the Ceding Company and the Reinsurer shall share in such increase or reduction in proportion to their respective liabilities under such policy.



                                      16.0

ARTICLE 17:  INSOLVENCY
-----------------------

1. All reinsurance under this Agreement shall be payable by the Reinsurer directly to the Ceding Company, its liquidator, receiver or statutory successor on the basis of the liability of the Ceding Company under the policy or policies reinsured without diminution because of the insolvency of the Ceding Company. It is understood, however, that in the event of such insolvency the liquidator or receiver or statutory successor of the Ceding Company shall give written notice of the pendency of a claim against the insolvent Ceding Company on the policy reinsured within a reasonable time after such claim is filed in the insolvency proceeding. During the pendency of such claim, the Reinsurer may investigate such claim and interpose, at its own expense, in the proceeding where such claim is to be adjudicated any defense which it may deem available to the Ceding Company or its liquidator or receiver or statutory successor.

2. It is further understood that the expense thus incurred by the Reinsurer shall be chargeable, subject to court approval, against the insolvent
    Ceding Company as part of the expense of liquidation to the extent of a proportionate share of the benefit which may accrue to the Ceding Company solely as a result of the defense undertaken by the Reinsurer. Where two or more reinsurers are involved in the same claim and a majority in interest elect to interpose defense to such claim, the expenses shall be apportioned in accordance with the terms of the reinsurance agreement as though such expense had been incurred by the Ceding Company.

3. Any debts or credits, matured or unmatured, liquidated or unliquidated, in favor of or against either the Reinsurers or the Ceding Company with respect to this agreement or with respect to any other claim of one party against the other are deemed mutual debts or credits, as the case may be, and will be offset, and only the balance will be allowed or paid.



                                      17.0

ARTICLE 18:  INSPECTION OF RECORDS
----------------------------------

The Reinsurer shall have the right at any reasonable time to inspect at the office of the Ceding Company the original papers, records, books, files and other documents relating directly or indirectly to the insurance coverage reinsured under this Agreement.



                                      18.0

ARTICLE 19:  ARBITRATION
------------------------

It is understood by both parties hereunder that the wording and interpretation of this Agreement is based on the usual customs and practices of the insurance and reinsurance industry. While both parties agree to act in good faith in their dealings with each other, it is understood and recognized that situations arise in which an agreement cannot be reached.

In the event that any dispute cannot be resolved to the satisfaction of both parties, such dispute shall first be subject to good-faith negotiation as described below in an attempt to resolve such dispute without the need to institute a formal arbitration proceeding.

1.  Negotiation.   Within ten days after the first written notification of the specific dispute has been given to the other party, each party shall appoint a designated officer to represent that party with the objective of resolving the dispute. The parties shall meet at a mutually agreeable location as early as practicable and as often as deemed necessary, in order to gather and furnish to the other party all appropriate and relevant information with respect to the matter at issue. The officers shall discuss the problem and/or negotiate in good faith in an effort to resolve the dispute without the necessity of any formal arbitration proceeding. During the course of the negotiation, all reasonable requests made by one party to the other for information shall be honored in order that each of the parties may be fully advised. The specific format for such discussions shall be left to the discretion of the designated officers.

    The parties agree that they will submit the dispute to formal arbitration in the event that such officers cannot resolve the dispute within thirty days of their first meeting. The parties may agree in writing to extend this period for an additional thirty days.

2. Arbitration. No later than fifteen days after the final meeting, in accordance with the negotiation period above, the parties to the negotiation process shall give written confirmation to the Ceding Company and the Reinsurer of their inability to resolve the dispute and their recommendation for establishment of formal arbitration.

    An arbitration panel, consisting of three arbitrators, who must be past or present officers of life insurance companies not affiliated in any way with the Ceding Company or the Reinsurer, shall settle the dispute.



                                      19.0

Selection of the panel shall be as follows: within thirty days of the written recommendation of the establishment of formal arbitration procedures, the Ceding Company and the Reinsurer shall each submit in writing to the other a list of three candidates for the arbitration panel. The Ceding Company and the Reinsurer shall each choose one candidate from the other party's list. Should any chosen candidate decline to participate in the arbitration proceedings, the party which had named such candidate shall add another name to the list, and the other party shall again choose an arbitrator from the list. This procedure shall continue until two arbitrators have been chosen and have agreed to serve.

The two chosen arbitrators shall choose a third from the remaining candidates set forth on the lists described above. If the two arbitrators cannot agree on the choice of a third, such choice shall be made by the Chairman of the American Arbitration Association.

The date and location of the arbitration shall be set by the arbitration panel, and shall be communicated in writing to the Ceding Company and to the Reinsurer. In no event will the date of the arbitration occur later than six months after the choice of the third arbitrator.

No later than thirty days before the date of the arbitration, the Ceding
Company and the Reinsurer shall supply the arbitration panel with a written statement containing the facts of the dispute, along with any and all applicable evidence pertaining to the case. The arbitrators shall consider all evidence which they consider relevant and shall have the authority to request additional evidence or statements from either party.

Within sixty days after the beginning of the arbitration proceedings, the arbitrators shall issue a written decision regarding the dispute and a statement of any award to be paid as a result of that decision. Their decision shall be based on the terms and conditions of this Agreement as well as the usual customs and practices of the insurance and reinsurance industry, rather than on strict interpretation of the law. Their decision shall be final and binding on both parties and there shall be no further appeal, except that either party may petition any court having jurisdiction over the parties and the subject matter as respects the award rendered by the arbitrators.

Unless otherwise decided by the arbitrators, all expenses resulting from the arbitration, including the fees and expenses of the arbitrators, will be borne jointly by


                                      19.1
each respective party to this Agreement, except that each party will be responsible for its own attorneys' fees.



                                      19.2

ARTICLE 20:  PARTIES TO THE AGREEMENT
-------------------------------------

This is an Agreement for indemnity reinsurance solely between the Ceding
Company and the Reinsurer. The acceptance of reinsurance hereunder shall not create any right or legal relationship whatever between the Reinsurer and the insured or any beneficiary under any policies of the Ceding Company which may be reinsured hereunder.



                                      20.0

ARTICLE 21:  DURATION OF AGREEMENT
----------------------------------

The Agreement shall be unlimited in duration, but may be amended at any time by the written agreement of the two (2) parties and may be terminated as to further new reinsurance at any time by either party upon ninety (90) days notice in writing. The Reinsurer shall continue to accept reinsurance during the ninety-day period aforesaid subject to the payment of reinsurance premiums in accordance with Article 12. Such termination as to new reinsurance shall not affect existing reinsurance which shall remain inforce until the termination or expiry of each reinsurance cession in accordance with the terms and conditions of this Agreement. The Reinsurer shall not be liable under this Agreement for any claims or premium refunds which are not reported to the Reinsurer within 180 days following the termination or expiry of all inforce individual cessions reinsured hereunder.



                                      21.0

ARTICLE 22:  EXPERIENCE REFUND
------------------------------

Reinsurance ceded under this Agreement shall not be eligible for an Experience Refund.



                                      22.0

ARTICLE 23:  RESERVES
---------------------

The Reinsurer shall maintain its proportionate share of reserves, excluding deficiency reserves, if any, held by the Ceding Company which may be required by state or other regulatory authority for the insurance reinsured under this Agreement.



                                      23.0

ARTICLE 24:  ENTIRE AGREEMENT
-----------------------------

This Agreement represents the entire agreement between the Ceding Company and the Reinsurer and supersedes, with respect to its subject matter, any prior oral or written agreements between the parties.

No modification or waiver of any provision of this Agreement shall be effective unless set forth in a written amendment to this Agreement which is executed by both parties. A waiver shall constitute a waiver only with respect to the particular circumstances for which it is given and not a waiver of any future circumstance.



                                      24.0

ARTICLE 25:  REPORTS
--------------------

1. Quarterly Policy Reserve Report. The Ceding Company shall provide the Reinsurer with a listing of the mean reserves attributable to the reinsured portion of each policy reinsured.

2. Annual Tax Reserve Report. Shortly after the close of the year, the Ceding Company shall report to the Reinsurer the amount by which the Ceding Company will reduce its tax reserve because of the reinsurance ceded under this Agreement. The details of the report should conform to the current requirements of Internal Revenue Code Section 807.

3. Annual Inforce Listing. Shortly after the close of the year, the Ceding Company shall furnish the Reinsurer with a listing of all inforce reinsured policies, similar in form to the listing shown in Article 4.



                                      25.0

ARTICLE 26:  EXECUTION OF THE AGREEMENT
---------------------------------------

In witness whereof the Ceding Company and the Reinsurer have caused this Agreement to be executed in duplicate by their respective officers duly authorized to do so.


COLONIAL LIFE INSURANCE COMPANY OF AMERICA

_________________________________           ____________________________________
Officer Signature                           Witness

_________________________________           ____________________________________
Title                                       Title

_________________________________           ____________________________________
Date                                        Date